EXHIBIT 99.1

December 4, 2011

Immediate Report

To:         The Tel Aviv Stock Exchange
The Israeli Securities Authority

On December 4, 2011, the Board of Directors of Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) approved the early retirement of approximately 91 employees at an aggregate cost of approximately NIS 80 million. Such retirement constitutes the completion of the 2011 early retirement plan, and it is regarded as an early retirement under the option for employee retirement in 2012 according to the terms of the December 2006 collective agreement, as amended in December 2010.

In light of the foregoing, the Company is expected to record a provision of approximately NIS 80 million in its fourth quarter 2011 financial statements.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.